FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of December 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc ("HSBC")

Proposed Acquisition of Household International, Inc ("Household")

On 14 November 2002, HSBC announced that agreement had been reached for HSBC to acquire Household. In connection with the proposed acquisition, HSBC has today filed with the Securities and Exchange Commission in Washington DC a Registration Statement on Form F-4. The Merger Agreement entered into by HSBC, Household and a wholly owned subsidiary of HSBC is included as an attachment to the Preliminary Proxy Statement / Prospectus included in the Registration Statement.

Shareholders should be aware that the Registration Statement on Form F-4 filed today and the Preliminary Proxy Statement / Prospectus contained therein are subject to changes, deletions or additions which may or may not be material in nature. Such changes, deletions or additions can be made at any time until the Registration Statement is declared effective and the definitive Proxy Statement / Prospectus is mailed to Household stockholders (in connection with the seeking of their approval of the transaction) which will not occur until the New Year and even thereafter can be amended or supplemented at any time until the Household stockholder meeting to vote on the merger is held. Any changes to the information contained in the Registration Statement are not required to be announced. No reliance should therefore be placed on the information contained in the Registration Statement filed today.

A circular will be dispatched to HSBC shareholders giving further details of the acquisition and convening an extraordinary general meeting to approve the acquisition. This will contain the information necessary for HSBC shareholders to consider the transaction and will be prepared in accordance with the listing rules of the UK Listing Authority and the Hong Kong Stock Exchange. It is envisaged that this circular will be dispatched at or around the same time as the definitive Proxy Statement / Prospectus is mailed to Household stockholders.

Copies of this Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under HSBC's company filings and on www.hsbc.com. In addition a copy of the Registration Statement has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no: (0) 20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given.)

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                        By:

                                                                                                                                                                                                    Name: P A Stafford

                                                                                                                                                                                                                           Title: Assistant Group Secretary

                                                                                                                                                                                                             Date: December 20, 2002